January 31, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

Re:       Catalyst Strategic Income Opportunities Fund - N-2 (File No. 333-276546)

Ladies and Gentlemen,

Pursuant to Rule 473 under the Securities Act of 1933, as amended, the following delaying amendment is hereby added at the bottom of the Facing Page of the above-referenced N-2 (Accession No. 0001580642-24-000257), as filed with the Securities and Exchange Commission on January 17, 2024:

"The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine."

The delaying amendment replaces the following provision on the above referenced N-2's cover page:

☑	when declared effective pursuant to Section 8(c) of the Securities Act

If you have any questions or require additional information, please contact Andy Davalla at (216) 566-5706.

Sincerely,

/s/ Michael Chiklin

Michael Chiklin

Trustee